Exhibit 99.4

April 29, 2018

Richard D. Phillips

President and CEO of Essendant Inc.

One Parkway North Blvd.

Suite 100

Deerfield, Illinois 60015

Dear Mr. Phillips:

We were surprised and disappointed to receive your letter of April 27, 2018 indicating that Essendant’s board of directors had determined that our proposal to acquire all of the outstanding shares of Essendant common stock for $11.50 per cash was not a “Superior Proposal” or even reasonably likely to lead to a “Superior Proposal” under your merger agreement with Genuine Parts Company (the “Merger Agreement”). As you know, based on Friday’s closing price of Essendant’s stock, our proposal now represents a 44.5% premium over the public value attributed to your proposed combination with S.P. Richards. In addition, our proposed transaction has no financing risk as it will be fully financed with available cash and presents significantly less antitrust completion risk than your current transaction. We are therefore concerned that our proposal is not being thoughtfully and appropriately considered by your board of directors.

As you know, our initial proposal was submitted prior to your making the Merger Agreement publicly available. After having reviewed the Merger Agreement with our advisors we would like to emphasize the following:

•	We remain committed to acquiring all of the outstanding shares of Essendant common stock for $11.50 per share in cash notwithstanding the significant decline in Essendant’s share price since our proposal on April 17, 2018.

•	After receiving confidential information about Essendant and in engaging in discussions with you, we believe we will be able to identify incremental value opportunities which should enable us to increase our all-cash offer significantly in excess of $11.50 per share.

•	We are prepared to enter into an “Acceptable Confidentiality Agreement” immediately.

•	We have engaged Kirkland & Ellis LLP as our legal counsel and are prepared to commit all necessary resources to complete our due diligence review expeditiously.

We continue to believe that our proposal is a more attractive opportunity for Essendant stockholders than your proposed transaction with Genuine Parts Company as it reduces their ongoing market risk and enables them to realize both immediate liquidity and a substantial premium over your proposed transaction. Accordingly, we encourage you to now engage with us.

Staples, Inc.	500 Staples Drive, Framingham, MA 01702

As we consider all of our alternatives, we ask that you respond to us no later than 5 p.m. Eastern time on Monday, May 7, 2018.

Sincerely,

Staples, Inc.

/s/ Stefan Kaluzny
Stefan Kaluzny Director

cc:	Charles K. Crovitz

Chairman of the Board of Directors of Essendant Inc.

One Parkway North Blvd.

Suite 100

Deerfield, Illinois 60015

Staples, Inc.	500 Staples Drive, Framingham, MA 01702